

Grayscale Securities, LLC

Statement of Financial
Condition as of
December 31, 2023

With Report of
Independent Registered
Public Accounting Firm

GRAYSCALE®
SECURITIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70437

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Grayscale Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

290 Harbor Drive, 4th Floor
_____
(No. and Street)

Stamford	**CT**	**06897**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hugh Ross	**646-915-4909**	**GSS@grayscale.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
_____
(Name – if individual, state last, first, and middle name)

730 Third Avenue, 11th Floor New York	**NY**	**10017**
(Address) (City)	(State)	(Zip Code)

October 16, 2003	**688**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Hugh Ross _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grayscale Securities, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Trudie Louise Butterworth
Notary Public, State of Connecticut
My Commission Expires July 31, 2026

Notary Public

Signature: _____

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Grayscale Securities, LLC
Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Grayscale Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grayscale Securities, LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Marcum LLP

East Hanover, NJ
February 27, 2024

Grayscale Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and Cash Equivalents	$	1,186,565
Accounts Receivable from Related Party		26,323
Investments, at fair value		20,369
Prepaid Expenses		49,643
Total Assets	$	1,282,900

Liabilities and Member's Equity

Liabilities

Accounts Payable to Related Party	$	41,377
Accrued Expenses		68,000
Total Liabilities	$	109,377

Commitments and Contingencies (See Note 5)

Equity

Member's Equity	$	1,173,523
Total Liabilities and Member's Equity	$	1,282,900

See accompanying notes to financial statements.

Grayscale Securities, LLC
Notes to Financial Statements

1. Organization

Grayscale Securities, LLC ("Grayscale Securities" or the "Company") was formed as a limited liability company under the laws of the State of Delaware on June 14, 2018. The Company is a wholly owned subsidiary of Grayscale Investments, LLC ("Grayscale Investments" or the "Parent"), a Delaware limited liability company formed on May 29, 2013 and a wholly owned subsidiary of Digital Currency Group, Inc. ("DCG"). The Company is headquartered in Stamford, Connecticut and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was approved to commence operations pursuant to its FINRA Membership Agreement on November 19, 2021. The Company did not begin operations until October 3, 2022, at which time the Company began to serve as an authorized participant for Grayscale Basic Attention Token Trust (BAT) (OTCQB: GBAT), Grayscale Bitcoin Trust (BTC) (OTCQX: GBTC), Grayscale Bitcoin Cash Trust (BCH) (OTCQX: BCHG), Grayscale Chainlink Trust (LINK) (OTCQB: GLNK), Grayscale Decentraland Trust (MANA) (OTCQX: MANA), Grayscale Ethereum Trust (ETH) (OTCQX: ETHE), Grayscale Ethereum Classic Trust (ETC) (OTCQX: ETCG), Grayscale Filecoin Trust (FIL) (OTCQB: FILG), Grayscale Horizen Trust (ZEN) (OTCQX: HZEN), Grayscale Litecoin Trust (LTC) (OTCQX: LTCN), Grayscale Livepeer Trust (LPT) (OTCQB: GLIV), Grayscale Solana Trust (SOL) (OTCQB: GSOL), Grayscale Stellar Lumens Trust (XLM) (OTCQX: GXLM), Grayscale Zcash Trust (ZEC) (OTCQX: ZCSH), Grayscale Decentralized Finance (DeFi) Fund LLC (OTCQB: DEFG), Grayscale Digital Large Cap Fund LLC (OTCQX: GDLC), and Grayscale Smart Contract Platform Ex Ethereum (ETH) Fund LLC (collectively, the "Grayscale Products"), each of which is an affiliate of the Company. In addition, effective October 3, 2022, the Company entered into a distribution and marketing agreement (the "Distribution and Marketing Agreement") with Grayscale Investments to assist in distributing the shares of the Grayscale Products, developing an ongoing marketing plan for the Grayscale Products, preparing marketing materials regarding shares of the Grayscale Products, including the content on the Grayscale Products' websites, and executing the marketing plan for the Grayscale Products.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board (the "FASB") within its Accounting Standards Codification ("ASC"). The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

Management's Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is comprised of fees from distribution and marketing services and authorized participant services ("Authorized Participant Fees") provided by the Company to the Grayscale Products as outlined in the Intercompany Services and Expense Allocation Agreement ("Expense Allocation Agreement") entered into with the Parent. Authorized Participant Fees are recognized by the Company as 50Bps (0.50%) of the U.S. dollar value per cash creation and $1,700 per in-kind creation facilitated by the Company at the time of the creation of shares of the Grayscale Products. The time of creation is when the Company has completed its performance obligation to provide the services, and the Authorized Participant Fees are then recognized as revenue.

Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less and money market funds. The Company maintains its cash and cash equivalents in bank deposit and brokerage accounts whose balances may exceed federally insured limits.

Prepaid Expenses

Prepaid expenses primarily include prepaid amounts relating to various dues, fees for professional services, as well as amounts paid to regulators.

Investments, at Fair Value

The Grayscale Products issue Shares only in one or more blocks of 100 Shares to certain authorized participants from time to time. As an authorized participant of the Grayscale Products, the Company may be required to purchase shares of the Grayscale Products to round a creation order to a basket of 100 shares. Following a one-year holding period, Grayscale Investments intends to have shares of the Grayscale Products quoted on a secondary market. Shares are subject to a twelve or six month restriction period and cannot be sold until the restriction period is lifted. As a practical expedient, investments in Grayscale Products that are subject to the restriction period or are not yet quoted on a secondary market are carried at net asset value ("NAV") on the Statement of Financial Condition. Investments are carried at cost using the specific identification method. Changes in fair value at each reporting period are classified as unrealized gains and losses in the statement of operations.

Accounts Payable to Related Party and Accrued Expenses

Accounts Payable to Related Party is comprised of amounts related to employees' compensation, occupancy and general and administrative expenses accrued but not yet paid to the Parent. Accrued Expenses is comprised of audit and legal fees accrued but not yet paid.

Accounts Receivable from Related Party

Accounts Receivable from Related Party is comprised of Authorized Participant Fees accrued by the Company, but not yet paid by the Parent.

2. Summary of Significant Accounting Policies (continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the 'exit price') in an orderly transaction between market participants at the measurement date.

U.S. GAAP utilizes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, these valuations do not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary by investment and is affected by a wide variety of factors including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuations are based on sources that are less observable or unobservable in the market, the determination of fair value requires more judgment. Fair value estimates do not necessarily represent the amounts that may be ultimately realized by the Company.

As a practical expedient, the Company estimates the fair value of certain investments in Grayscale Products that are not quoted on a secondary market by using the NAV per share of the investment as of the measurement date.

Liquidity Provider Fees

Liquidity Provider Fees are fees payable to one or more service providers that facilitate the purchase of digital assets in connection with the creation of shares for the Grayscale Products (each, a "Liquidity Provider").

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal, state and local income tax purposes. The Company adopted ASU 2019-12 of the *Income Taxes Topic* of the FASB ASC, *Simplifying the Accounting for Income Taxes*, and therefore does not calculate income taxes as a separate legal entity.

Current Expected Credit Losses

As prescribed under the *Financial Instruments, Credit Losses* Topic of the FASB ASC, ASC 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect. Current expected credit losses for an individual or portfolio of financial instruments are measured at each reporting date based on expected credit losses over the expected life of the financial instrument and considers all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions, and future forecasts. The risk of losses is always considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary because of changes in the economic environment or variances between actual results and original assumptions.

As described in Revenue Recognition section of Summary of Significant Accounting Policies above, the Company's revenue is primarily Authorized Participant Fees from a related party. There was no allowance for current expected credit losses recorded as of December 31, 2023.

3. Investments, at Fair Value

Investments consist of shares of the Grayscale Products. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2023:

	Fair Value Measurement Using				
	Level 1	**Level 2**	**Level 3**	**Net Asset Value**	**Total**
December 31, 2023					
Assets					
Investment in Money Market Fund[1]	$500,935	$ -	$ -	$ -	$500,935
Investment in Grayscale Solana Trust (SOL)[2]	-	-	-	15,863	15,863
Investment in Grayscale Smart Contract Ex-Ethereum (ETH) Fund LLC[2]	-	-	-	3,051	3,051
Investment in Grayscale Stellar Lumens Trust (XLM)[2]	-	-	-	1,455	1,455
	$500,935	$ -	$ -	$ 20,369	$521,304

(1) Included in "Cash and Cash Equivalents" in the Statement of Financial Condition.

(2) Investments subject to a restriction period, or not yet quoted on a secondary market, are recorded using net asset value and are shown for purposes of reconciling to the Statement of Financial Condition.

4. Related Party Transactions

Authorized Participant Fees

In accordance with the Expense Allocation Agreement, the Company earns an Authorized Participant Fee which equates to 50Bps (0.50%) of the U.S. dollar value per cash creation and $1,700 per in-kind creation facilitated by the Company.

Expense Allocation

Pursuant to the Expense Allocation Agreement between the Company, the Parent, and DCG, the Parent may provide administrative assistance to the Company, including but not limited to personnel-related operations, technology, occupancy and other general and administrative services requested by the Company to the Parent, which is allocated to the Company on a monthly basis. Such services are generally allocated based on time spent on broker-dealer activities by employees of the Parent.

4. Related Party Transactions (continued)

Accounts Payable to and Receivable from Related Party

The Company has payables due to and receivables due from the Parent associated with the Expense Allocation Agreement and Authorized Participant Fees, respectively. The Company also reflects payables due to the Parent associated with any expenses of the Company paid for by the Parent. As of December 31, 2023, the Company recorded a payable due to the Parent in the amount of $41,377, which is included in Accounts Payable to Related Party on the Statement of Financial Condition. As of December 31, 2023, the Company recorded a receivable due from the Parent in the amount of $26,323, which is included in Accounts Receivable from Related Party on the Statement of Financial Condition.

Investment in Shares of Grayscale Investment Products

As an authorized participant of the Grayscale Products, the Company was required to purchase 371 shares of the Grayscale Solana Trust (SOL), 267 shares of the Grayscale Smart Contract Platform Ex Ethereum (ETH) Fund LLC, and 128 shares of the Grayscale Stellar Lumens Trust (XLM) during the year ended December 31, 2023. As of December 31, 2023, the Company held 399 shares of Grayscale Solana Trust (SOL), 267 shares of the Grayscale Smart Contract Platform Ex Ethereum (ETH) Fund LLC, and 128 shares of the Grayscale Stellar Lumens Trust (XLM). The investment in the shares of each Trust and the investment in the shares of the Fund are included in Investments, at fair value on the Statement of Financial Condition.

Investments in the Grayscale Products are restricted by a six to twelve month lock-up period. Thus, there is inherent risk in the valuation of those shares based on the market movement of the underlying digital asset.

5. Commitments and Contingencies

Indemnifications

In the normal course of business, the Company enters into certain contracts that provide a variety of indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company has had no claims or payments pursuant to these arrangements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in the *Guarantees Topic* of the FASB ASC, ASC 460, the Company's estimate of the value of such guarantees is de minimis, and therefore, no accrual has been made in the financial statements.

Occupancy

The Company shares office space under a cancelable Expense Allocation Agreement between the Company, the Parent, and DCG, which expires when terminated by any party as set forth in the agreement. The Expense Allocation Agreement may be amended from time to time to reflect changes in operating expenses.

6. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. As of November 19, 2021, FINRA approved the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of the Company's aggregate indebtedness. At December 31, 2023, the Company had net capital of $1,067,169, which was $967,169 in excess of its minimum requirement of $100,000.

The Company is approved to rely on the exemptions from SEC Rule 15c3-3 pursuant to the exemptive provisions under paragraphs (k)(2)(i) and (k)(2)(ii). Pursuant to paragraph (k)(2)(i) of Rule 15c3-3, the Company is permitted to receive and promptly transmit customer funds in connection with private placements of trusts and funds sponsored and managed by Grayscale Investments. The Company maintains a "Special Account for the Exclusive Benefit of Customers of Grayscale Securities, LLC" for such customer funds received. Pursuant to paragraph (k)(2)(ii) of Rule 15c3-3, the Company is authorized to act as an introducing broker-dealer on a fully disclosed basis. The Company relied on the paragraph (k)(2)(i) exemption from Rule 15c3-3 as of and for the year ended December 31, 2023.

7. Subsequent Events

Effective January 1, 2024, the Company entered into an amended Expense Allocation Agreement with the Parent to compensate the Company for the operational, marketing and compliance services related to the Grayscale Products. The Company will receive a fee equal to 10% over the total operating expenses for the year ended December 31, 2024.

On January 10, 2024, the Company amended, solely, with respect the Grayscale Bitcoin Trust (BTC), the Participant Agreement, dated October 3, 2022, between the Grayscale Investments and the Company, to remove Grayscale Bitcoin Trust (BTC) as an entity covered by the agreement. Effective January 10, 2024, the Company no longer serves as authorized participant or marketing and distribution agent for Grayscale Bitcoin Trust (BTC).